UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 3 )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Thai Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

882904105
(CUSIP Number)

Barry Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,370,071

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,370,071

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,370,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,370,071

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,370,071

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,370,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

The Thai Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Thai Fund, Inc.
c/o Morgan Stanley Investment Advisors Inc
522 Fifth Avenue
New York, NY 10036

Item 2.                 Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including:
Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust;
Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust;
Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust;
Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust;
Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust;
The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company;
Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust;
Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust;
Investable Emerging Markets Country Fund ("INV"), a private investment fund organized as a Delaware business trust;
The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust;
and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts, collectively "the Funds".

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

 (e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,370,071Shares beneficially owned by the Reporting Persons was $42,125,630, inclusive of brokerage commissions.
The aggregate purchase price of the 375,023 Shares owned directly by BMI was $4,370,279, inclusive of brokerage commissions.
The aggregate purchase price of the 109,475 Shares owned directly by CF was $1,296,142, inclusive of brokerage commissions.
The aggregate purchase price of the 341,719 Shares owned directly by CG was $5,260,867, inclusive of brokerage commissions.
The aggregate purchase price of the 70,972 Shares owned directly by CI was $552,409, inclusive of brokerage commissions.
The aggregate purchase price of the 250,985 Shares owned directly by EUREKA was $4,086,515, inclusive of brokerage commissions.
The aggregate purchase price of the 160,980 Shares owned directly by EWF was $3,362,608, inclusive of brokerage commissions.
The aggregate purchase price of the 169,802 Shares owned directly by FREE was $1,581,829, inclusive of brokerage commissions.
The aggregate purchase price of the 295,341 Shares owned directly by GBL was $3,033,790, inclusive of brokerage commissions.
The aggregate purchase price of the 104,141 Shares owned directly by INV was $1,035,900, inclusive of brokerage commissions.
The aggregate purchase price of the 93,448 Shares owned directly by PLUS was $939,805, inclusive of brokerage commissions.
The aggregate purchase price of the 1,398,185 Shares owned directly by the Segregated Accounts was $16,605,486, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons reduced exposure to the Fund through the sale of Fund shares.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,370,071 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 29.2% of the 11.56 million Shares outstanding as of October 30, 2017, as last reported by the Fund. As of the date hereof, BMI, CF, CG, CI, EUREKA, EWF, FREE, GBL, INV, PLUS, and the Segregated Accounts owned directly 375,023; 109,475; 341,719; 70,972; 250,985; 160,980; 169,802; 295,341; 104,141; 93,448; and 1,398,185 Shares, respectively, representing approximately 3.2%, 0.9%, 3.0%, 0.6%, 2.2%, 1.4%, 1.5%, 2.6%, 0.9%, 0.8% and 12.1% respectively, of the 11.56 million Shares outstanding as of October 30, 2017.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
PLUS	SELL	04-Oct-17	1,600	10.57
Seg Acct	SELL	06-Oct-17	90,229	10.52
Seg Acct	SELL	09-Oct-17	44,058	10.52
CI	SELL	10-Oct-17	42,473	10.69
CI	SELL	11-Oct-17	100,000	10.77
GBL	SELL	11-Oct-17	27,962	10.77
GBL	SELL	26-Oct-17	50,000	10.74
CI	SELL	27-Oct-17	40,609	10.80
CI	SELL	30-Oct-17	50,490	10.81

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 1, 2017

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry Olliff
Name: Barry Olliff
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry Olliff
Name: Barry Olliff
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Susannah Nicklin	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director